Statement of Comprehensive Income for three months ended,

(As per IFRS)
In ₹ crore, except share data

Particulars	Dec 31, 2011	Dec 31, 2010	Growth (%)	Sep 30, 2011	Growth % Q3 12 over Q2 12
Revenues	**9,298**	**7,106**	**30.8**	**8,099**	**14.8**
Cost of sales	5,288	4,063	30.2	4,744	11.5
Gross Profit	**4,010**	**3,043**	**31.8**	**3,355**	**19.5**
Operating Expenses:					
Selling and marketing expenses	451	393	14.8	456	(1.1)
Administration expenses	660	503	31.2	618	6.8
Total Operating Expenses	**1,111**	**896**	**24.0**	**1,074**	**3.4**
Operating Profit	**2,899**	**2,147**	**35.0**	**2,281**	**27.1**
Other Income, net	422	290	45.5	387	9.0
Profit before income taxes	**3,321**	**2,437**	**36.3**	**2,668**	**24.5**
Income tax expense	949	657	44.4	762	24.5
Net Profit	**2,372**	**1,780**	**33.3**	**1,906**	**24.4**
Earnings per equity share					
Basic (₹)	**41.51**	**31.15**	**33.3**	**33.36**	**24.4**
Diluted (₹)	**41.51**	**31.14**	**33.3**	**33.36**	**24.4**

Statement of Comprehensive Income for nine months ended,

(As per IFRS)
In ₹ crore, except share data

Particulars	Dec 31, 2011	Dec 31, 2010	Growth (%)	Year ended March 31, 2011
Revenues	**24,882**	**20,251**	**22.9**	**27,501**
Cost of sales	14,609	11,682	25.1	15,916
Gross Profit	**10,273**	**8,569**	**19.9**	**11,585**
Operating Expenses:				
Selling and marketing expenses	1,305	1,112	17.4	1,512
Administration expenses	1,836	1,457	26.0	1,971
Total Operating Expenses	**3,141**	**2,569**	**22.3**	**3,483**
Operating Profit	**7,132**	**6,000**	**18.9**	**8,102**
Other Income, net	1,252	796	57.3	1,211
Profit before income taxes	**8,384**	**6,796**	**23.4**	**9,313**
Income tax expense	2,384	1,791	33.1	2,490
Net Profit	**6,000**	**5,005**	**19.9**	**6,823**
Earnings per equity share				
Basic (₹)	**105.01**	**87.62**	**19.8**	**119.45**
Diluted (₹)	**105.01**	**87.59**	**19.9**	**119.41**

Statement of Comprehensive Income for three months ended,

(As per IFRS)
US Dollars in million except share data

Particulars	Dec 31,		Growth (%)	Sep 30, 2011	Growth % Q3 12 over Q2 12
	2011	2010			
Revenues	**1,806**	**1,585**	**13.9**	**1,746**	**3.4**
Cost of sales	1,030	906	13.7	1,025	0.5
Gross Profit	**776**	**679**	**14.3**	**721**	**7.6**
Operating Expenses:					
Selling and marketing expenses	88	88	0.0	98	(10.2)
Administration expenses	128	112	14.3	133	(3.8)
Total Operating Expenses	**216**	**200**	**8.0**	**231**	**(6.5)**
Operating Profit	**560**	**479**	**16.9**	**490**	**14.3**
Other Income, net	82	65	26.2	85	(3.5)
Profit before income taxes	**642**	**544**	**18.0**	**575**	**11.7**
Income tax expense	184	147	25.2	164	12.2
Net Profit	**458**	**397**	**15.4**	**411**	**11.4**
Earnings per equity share					
Basic ($)	**0.80**	**0.69**	**15.9**	**0.72**	**11.1**
Diluted ($)	**0.80**	**0.69**	**15.9**	**0.72**	**11.1**

Statement of Comprehensive Income for nine months ended,

(As per IFRS)
US Dollars in million except share data

Particulars	Dec 31,		Growth (%)	Year ended March 31, 2011
	2011	2010		
Revenues	**5,223**	**4,439**	**17.7**	**6,041**
Cost of sales	3,077	2,561	20.1	3,497
Gross Profit	**2,146**	**1,878**	**14.3**	**2,544**
Operating Expenses:				
Selling and marketing expenses	275	244	12.7	332
Administration expenses	386	319	21.0	433
Total Operating Expenses	**661**	**563**	**17.4**	**765**
Operating Profit	**1,485**	**1,315**	**12.9**	**1,779**
Other Income, net	266	175	52.0	267
Profit before income taxes	**1,751**	**1,490**	**17.5**	**2,046**
Income tax expense	498	393	26.7	547
Net Profit	**1,253**	**1,097**	**14.2**	**1,499**
Earnings per equity share				
Basic ($)	**2.19**	**1.92**	**14.1**	**2.62**
Diluted ($)	**2.19**	**1.92**	**14.1**	**2.62**

Revenue by Geographical Segment

(in %)

	Quarter ended			LTM	
	Dec 31, 2011	Sep 30, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010
North America	63.7	65.3	64.7	64.2	65.9
Europe	22.6	20.5	21.8	21.6	21.6
India	2.1	2.2	2.2	2.4	1.9
Rest of the world	11.6	12.0	11.3	11.8	10.6
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Revenue by Service Offering

(in %)

Services	Quarter ended			LTM
	Dec 31, 2011	Sep 30, 2011	Dec 31, 2010	Dec 31, 2011
Business IT Services	**64.3**	**64.3**	**62.6**	**63.6**
Application Development	*17.1*	*17.1*	*15.6*	*16.6*
Application Maintenance	*21.8*	*21.6*	*22.5*	*21.9*
Infrastructure Management Services	*6.1*	*5.8*	*6.0*	*6.0*
Testing Services	*7.9*	*8.2*	*7.6*	*7.7*
Business Process Management Services	*5.2*	*5.4*	*5.6*	*5.4*
Product Engineering Services #	*3.6*	*3.4*	*2.5*	*3.2*
*Others**	*2.6*	*2.8*	*2.8*	*2.8*
Consulting & System Integration	**30.6**	**31.2**	**31.8**	**31.3**
Products, Platforms and Solutions	**5.1**	**4.5**	**5.6**	**5.1**
Products	*4.8*	*4.2*	*5.3*	*4.8*
*Others**	*0.3*	*0.3*	*0.3*	*0.3*
Total	**100.0**	**100.0**	**100.0**	**100.0**

** Reported under "others" in fiscal year 2011.*
 # Earlier shown under Products, Platforms and Solutions.

Revenue by Project Type *

(in %)

	Quarter ended			LTM	
	Dec 31, 2011	Sep 30, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010
Fixed Price	40.9	37.7	41.2	39.6	39.9
Time & Materials	59.1	62.3	58.8	60.4	60.1
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

** Excluding products*

Revenue by Industry

(in %)

	Quarter ended			LTM	
	Dec 31, 2011	Sep 30, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010
Insurance, Banking & Financial Services	**35.3**	**35.3**	**36.2**	**35.4**	**35.7**
Banking & financial services	*27.9*	*28.2*	*27.8*	*28.1*	*27.4*
Insurance	*7.4*	*7.1*	*8.4*	*7.3*	*8.3*
Manufacturing	**20.4**	**20.2**	**19.6**	**20.3**	**19.5**
Retail & Life Sciences	**23.1**	**22.9**	**20.9**	**22.6**	**20.1**
Retail & CPG	*15.2*	*15.6*	*14.5*	*15.4*	*13.8*
Transport & Logistics	*2.0*	*1.7*	*1.8*	*1.9*	*1.8*
*Life Sciences**	*4.1*	*3.8*	*3.6*	*3.8*	*3.5*
*Healthcare**	*1.8*	*1.8*	*1.0*	*1.5*	*1.0*
Energy, Utilities, Communications & Services	**21.2**	**21.6**	**23.3**	**21.7**	**24.7**
Energy & Utilities	*6.0*	*5.7*	*6.1*	*5.8*	*6.1*
Telecom	*9.8*	*10.4*	*12.5*	*10.7*	*13.7*
*Others**	*5.4*	*5.5*	*4.7*	*5.2*	*4.9*
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

* Reported under "services" and "others" in fiscal year 2011.

Client Data

	Quarter ended			Year ended	
	Dec 31, 2011	Sep 30, 2011	Dec 31, 2010	Mar 31, 2011	Mar 31, 2010
Number of Clients					
Active	665	647	612	620	575
Added during the period (gross)	49	45	40	139	141
Number of million dollar clients*					
1 Million dollar +	391	388	350	366	338
5 Million dollar +	193	188	180	187	159
10 Million dollar +	134	128	121	126	97
20 Million dollar +	80	80	68	73	59
30 Million dollar +	61	59	47	53	41
40 Million dollar +	48	47	39	41	33
50 Million dollar +	39	35	29	28	26
60 Million dollar +	27	25	22	24	16
70 Million dollar +	23	21	17	19	12
80 Million dollar +	17	17	12	15	10
90 Million dollar +	16	14	11	11	8
100 Million dollar +	13	11	11	11	6
200 Million dollar +	2	2	2	2	1
300 Million dollar +	1	1	–	–	–
Client contribution to revenue					
Top client	4.1%	4.6%	4.6%	4.7%	4.6%
Top 5 clients	15.0%	15.9%	15.4%	15.4%	16.4%
Top 10 clients	24.5%	25.2%	25.7%	25.7%	26.2%
Repeat business	97.4%	98.5%	97.6%	98.0%	97.3%
Account receivables-LTM(in days)	61	61	62	63	59

**LTM (Last twelve months) Revenues*

Effort and Utilization

(in %)

	Quarter ended			LTM	
	Dec 31, 2011	Sep 30, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010
Effort					
Onsite	24.8	25.2	24.5	25.0	23.7
Offshore	75.2	74.8	75.5	75.0	76.3
Revenue					
Onsite	49.5	49.9	49.3	49.8	48.5
Offshore	50.5	50.1	50.7	50.2	51.5
Utilization					
Including trainees	69.9	70.2	72.6	69.5	72.4
Excluding trainees	77.4	77.3	80.7	76.2	79.5

Person Months Data

	Quarter ended			LTM	
	Dec 31, 2011	Sep 30, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010
Billed – Onsite	70,365	69,387	63,259	270,051	227,520
– Offshore	213,756	206,371	195,042	809,813	733,662
TOTAL	**284,121**	**275,758**	**258,301**	**1,079,864**	**961,182**
Non Billable	83,073	81,165	61,864	337,268	247,761
Trainee	39,375	36,106	35,524	136,252	119,485
Sales & Support	22,984	23,192	20,102	89,425	74,282
TOTAL	**429,553**	**416,221**	**375,791**	**1,642,809**	**1,402,710**

Consolidated IT Services

	Quarter ended						LTM			
	Dec 31, 2011	Sequential growth %	Sep 30, 2011	Sequential growth %	Dec 31, 2010	Sequential growth %	Dec 31, 2011	Year on Year growth %	Dec 31, 2010	Year on Year growth %
Effort - (Person months)										
Onsite	67,917	1.4	66,998	4.7	59,991	2.3	258,787	17.4	220,454	22.1
Offshore	156,956	3.8	151,169	4.5	143,685	3.5	593,688	10.7	536,212	22.7
Total	**224,873**	**3.1**	**218,167**	**4.5**	**203,676**	**3.1**	**852,475**	**12.7**	**756,666**	**22.5**
Revenue – ($ million)										
Onsite	876.23	2.8	852.28	3.0	763.68	3.7	3,323.93	21.6	2,732.83	28.5
Offshore	747.91	3.2	724.95	7.7	648.68	6.2	2,805.09	17.1	2,396.48	17.6
Total	**1,624.14**	**3.0**	**1,577.23**	**5.1**	**1,412.36**	**4.8**	**6,129.02**	**19.5**	**5,129.31**	**23.2**

Infrastructure (as on Dec 31, 2011)

	Completed		Work in progress		Land acquired during the Quarter (acres)
	Built-up area (Sq. Ft.)	No. of seats	Built-up area (Sq. Ft.)	No. of seats	
Bangalore	42,94,728	28,905	1,02,605	1,050	4.58
Bhubaneswar	8,79,721	4,018	–	–	5.07
Chandigarh	12,26,033	6,089	–	–	–
Chennai	31,94,552	21,370	6,99,612	3,056	–
Gurgaon	1,01,083	1,148	162,069	1,250	–
Hyderabad	22,62,694	12,282	26,66,284	12,920	–
Jaipur	4,52,139	4,337	–	–	–
Mangalore	8,31,192	4,682	4,97,835	2,500	–
Mysore (including ILI)*	89,29,633	8,619	17,89,435	3,750	–
Pune	47,12,415	25,466	11,96,279	12,545	–
Thiruvananthapuram	6,17,260	5,106	11,71,000	3,650	–
Global Centers	6,02,518	5,770	–	–	–
Total	**2,81,03,968**	**1,27,792**	**82,85,119**	**40,721**	**9.65**

**Infosys Leadership Institute*

Employee Metrics

(Nos.)

	Quarter ended			Year ended	
	Dec 31, 2011	Sep 30, 2011	Dec 31, 2010	Mar 31, 2011	Mar 31, 2010
Total employees	1,45,088	1,41,822	1,27,779	1,30,820	1,13,796
S/W professionals	1,37,174	1,34,147	1,21,144	1,23,811	1,06,864
Billable	1,16,157	1,13,810	103,617	1,09,026	93,254
Banking product group	8,086	7,738	5,721	6,220	4,730
Trainees	12,931	12,599	11,806	8,565	8,880
Sales & Support	7,914	7,675	6,635	7,009	6,932
Gross addition	9,655	15,352	11,067	43,120	27,639
Of which lateral addition	3,863	2,318	5,212	15,883	4,895
Attrition	6,389	7,090	5,756	26,096	18,693
Net addition	3,266	8,262	5,311	17,024	8,946
Attrition % (LTM)*	15.4%	15.6%	17.5%	17.0%	13.4%

** Excluding subsidiaries*

Employee Metrics – Subsidiaries

(Nos.)

	Quarter ended			Year ended	
	Dec 31, 2011	Sep 30, 2011	Dec 31, 2010	Mar 31, 2011	Mar 31, 2010
Infosys BPO Limited – consolidated	19,425	19,765	17,978	18,113	17,932
Infosys Technologies (Australia) Pty. Ltd.	652	640	509	514	362
Infosys Technologies (China) Company Ltd.	3,233	3,314	2,755	2,765	1,765
Infosys Consulting, Inc. – consolidated *	–	733	679	712	594
Infosys Technologies, S.De R.L. De C. V., Mexico	550	552	473	521	346
Infosys Technologies (Sweden) AB	12	13	13	13	20
Infosys Tecnologia DO Brasil LTDA	190	193	165	173	89
Infosys Public Services Inc.	28	11	–	–	–
Infosys Technologies (Shanghai) Company Ltd.	25	–	–	–	–

** During the quarter, the employees of Infosys Consulting Inc., had moved into Infosys Limited as part of the merger process.*

Rupee Dollar Rate (₹)

	Quarter ended			Year ended	
	Dec 31, 2011	Sep 30, 2011	Dec 31, 2010	Mar 31, 2011	Mar 31, 2010
Period closing rate	53.11	48.98	44.71	44.60	44.90
Period average rate	51.37	46.30	44.83	45.54	47.44

Performance as Against Guidance – IFRS

For quarter ending Dec 31, 2011	Guidance	Actual
Revenue (Rs. crore)	8,826 – 9,012	9,298
Basic EPS (Rs)	38.51 – 39.20	41.51

Performance as Against Guidance – IFRS

For quarter ending Dec 31, 2011	Guidance	Guidance restated for constant currency	Actual
Revenue (US $ million)	1,802 – 1,840	1,805 – 1,843	1,806
Basic EPS (US $)	0.79 – 0.80		0.80

Currency rates:

Currency	Rate assumed in guidance	Average rate for the quarter
GBP	1.56	1.57
EURO	1.36	1.35
AUD	0.98	1.02

Subsidiaries Performance – Standalone financial statements

(US $ Mn)

Subsidiaries	Quarter ended						Year ended	
	Dec 31, 2011		Sep 30, 2011		Dec 31, 2010		Mar 31, 2011	
	Revenue	Net Income	Revenue	Net Income	Revenue	Net Income	Revenue	Net Income
Infosys BPO Limited – consolidated	88.44	16.64	89.94	12.55	83.52	12.26	323.06	43.16
Infosys Technologies (Australia) Pty. Limited	73.12	5.33	80.46	7.82	63.09	9.05	216.30	18.34
Infosys Consulting, Inc. – consolidated *	3.80	(1.37)	43.82	0.54	53.97	7.66	186.39	17.67
Infosys Technologies (China) Company Limited	31.00	4.90	22.91	(1.21)	21.83	3.32	78.98	8.73
Infosys Technologies, S.de R.L. de C V., Mexico	7.86	3.42	6.14	(0.21)	6.21	0.18	21.75	(0.20)
Infosys Technologies (Sweden) AB	0.49	(0.01)	0.62	0.04	0.55	0.02	2.49	0.13
Infosys Tecnologia DO Brasil LTDA	2.57	(1.85)	3.76	(0.67)	2.17	(1.14)	11.23	(1.86)
Infosys Public Services Inc.	9.83	(0.60)	0.01	(0.61)	–	(0.01)	–	(0.31)
Infosys Technologies (Shanghai) Co Ltd	–	(0.29)	–	(0.18)	–	–	–	(0.01)

** During the quarter, the operations of Infosys Consulting Inc., had moved into Infosys Limited as part of the merger process.*

Constant Currency Reporting

Reported revenues	Q1 11	Q2 11	Q3 11	Q4 11	Q1 12	Q2 12	Q3 12
Revenue ($ mn)	1,358	1,496	1,585	1,602	1,671	1,746	1,806
Sequential growth %	4.8	10.2	6.0	1.1	4.3	4.5	3.4
YoY growth %	21.0	29.6	28.7	23.6	23.0	16.7	13.9

Constant currency – Q o Q	Q1 11	Q2 11	Q3 11	Q4 11	Q1 12	Q2 12	Q3 12
Revenue ($ mn)	1,374	1,485	1,566	1,597	1,651	1,754	1,823
Sequential growth (%)	6.0	9.4	4.7	0.8	3.1	5.0	4.4

Constant currency – Y o Y	Q1 11	Q2 11	Q3 11	Q4 11	Q1 12	Q2 12	Q3 12
Revenue ($ mn)	1,354	1,501	1,588	1,585	1,615	1,707	1,803
YoY growth (%)	20.7	30.1	28.9	22.3	18.9	14.1	13.8

Notes:

Basis of computation

1. Foreign exchange rates are as per FEDAI.
2. Average rates for major global currencies:

Average rate of USD	Q1 11	Q2 11	Q3 11	Q4 11	FY 11	Q1 12	Q2 12	Q3 12
AUD	0.88	0.90	0.99	1.00	0.94	1.07	1.05	1.02
EURO	1.27	1.29	1.36	1.37	1.32	1.45	1.41	1.35
GBP	1.49	1.55	1.58	1.60	1.55	1.63	1.61	1.57

3. Proportion of revenues from major global currencies:

Revenue by currency (%)	Q1 11	Q2 11	Q3 11	Q4 11	FY 11	Q1 12	Q2 12	Q3 12
AUD	5.7	6.5	6.7	7.0	6.5	7.5	7.4	7.1
EURO	6.0	6.7	7.3	7.4	6.9	7.5	6.7	8.2
GBP	6.8	7.0	7.4	7.4	7.2	6.4	6.9	6.7

Q3 2012

Geographical segment – growth

North America grew by 0.9 % sequentially; and 1.1 % in constant currency.

Europe grew by 13.7 % sequentially; and 16.8 % in constant currency.

Rest of the world grew by 0.4 % sequentially; and 2.5 % in constant currency.

Industry segment – growth

FSI grew by 3.1 % sequentially; and 4.0 % in constant currency.

MFG grew by 4.8 % sequentially; and 5.7 % in constant currency.

RCL grew by 4.5 % sequentially; and 5.3 % in constant currency.

ECS grew by 1.4 % sequentially; and 2.8 % in constant currency.

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